August 5, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	UL Solutions Inc.
Registration Statement on Form S-4
To the addressee set forth above:
In connection with the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by UL Solutions Inc., a Delaware corporation (the “Company”), relating to the proposed offer (the “Exchange Offer”) by the Company to exchange up to $300,000,000 aggregate principal amount of the Company’s 6.500% senior notes due 2028 (the “Exchange Notes”) and the related guarantee for up to $300,000,000 aggregate principal amount of the Company’s outstanding 6.500% senior notes due 2028 (the “Outstanding Notes”) and the related guarantee, I am writing to advise you supplementally that:
(1)the Company is registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and in Morgan Stanley & Co. Inc. (available June 5, 1991) and other, similar no action letters (collectively, the “SEC No Action Letters”);
(2)the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes;
(3)the Company will disclose to each person participating in the Exchange Offer, via the prospectus forming a part of the Registration Statement (the “Prospectus”), that:
(a)any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the SEC No Action Letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction; and
(b)any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(4)the Company acknowledges that any secondary resale transaction, as described in clause (3)(a) above, should be covered by an effective registration statement containing the selling noteholder information required by Regulation S-K;
(5)the Company will include in the letter of transmittal to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering holder to the Company that:
(a)the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Outstanding Notes or interests therein (each, a “Beneficial Owner”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner in the ordinary course of business of the holder and any Beneficial Owner(s),
(b)the holder and each Beneficial Owner are not engaging and do not intend to engage in a distribution of the Exchange Notes within the meaning of the federal securities laws,
(c) the holder and each Beneficial Owner have, and, at the time the exchange offer is consummated, will have, no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,
(d)neither the holder nor any Beneficial Owner is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company or the guarantor of the Exchange Notes,
(e)the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in the SEC No Action Letters,
(f)the holder and each Beneficial Owner understand that a secondary resale transaction described in clause (5)(e) above and any resale of the Exchange Notes or interests therein obtained by such holder in exchange for the Outstanding Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC, and
(g)in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Outstanding Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;
(6)the Company will commence the Exchange Offer when the Registration Statement is declared effective by the SEC; and

(7)the Exchange Offer will be conducted by the Company in compliance with the Exchange Act and any applicable rules and regulations thereunder.
[Signature page follows]

Sincerely,

UL Solutions Inc.

By:	/s/ Ryan Robinson
/s/ Ryan Robinson
Title:	Executive Vice President and Chief Financial Officer
[Signature Page to Exxon Capital Letter]